Exhibit 99.1

Annual Information Form

For the fiscal year ended March 31, 2006

AnorMED Inc.

June 27, 2006

Table of Contents

ABOUT THIS ANNUAL INFORMATION FORM

3

FORWARD LOOKING STATEMENTS

3

CORPORATE STRUCTURE

4

OUR BUSINESS

5

Overview

5

Our Product Candidates

5

Recent Developments

5

Our Strategy

6

MOZOBIL for Stem Cell Transplantation

8

U.S. Filing Strategy

11

European Filing Strategy

11

Canadian and Rest of World Filing Strategy

11

Stem Cell Transplantation

12

Current Drugs for Mobilization

13

Market Opportunity

13

Our Competitive Advantage

15

AMD070 and CCR5 HIV Entry Inhibitors

16

HIV Entry Inhibition

16

Current Drugs of HIV Entry Inhibition

17

Market Opportunity

17

Our Competitive Advantages

18

Intellectual Property

18

Competition

19

Government Regulation

19

Process Development and Manufacturing

21

Sales and Marketing

21

Out-licensed Product Candidate Summary

21

Pharmaceutical Pricing and Reimbursement

22

Employees

22

Facilities

22

DIVIDENDS AND DIVIDEND POLICY

22

DESCRIPTION OF CAPITAL STRUCTURE

22

MARKET FOR SECURITIES

24

DIRECTORS AND OFFICERS

24

RISK FACTORS

28

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

29

TRANSFER AGENT AND REGISTRARS

29

AUDIT AND RISK COMMITTEE INFORMATION

29

LEGAL PROCEEDINGS

30

MATERIAL CONTRACTS

30

INTERESTS OF EXPERTS

31

ADDITIONAL INFORMATION

31

APPENDIX

32

ABOUT THIS ANNUAL INFORMATION FORM

In this Annual Information Form (“AIF”), references to “AnorMED”, “we”, “us” and “our” refer to AnorMED Inc. and its subsidiary as a whole, except where it is clear that these terms only refer to AnorMED Inc.  References to specific fiscal years are references to our fiscal year ended March 31. All references to “$” or “dollars” are references to Canadian dollars, unless otherwise specified.  Unless otherwise stated, all information in this AIF is given as of March 31, 2006.

The scientific information discussed in this AIF related to our product candidates is preliminary and investigative. Such product candidates have not been approved by the U.S. Food and Drug Administration (“FDA”) or any other health regulatory authority, and no conclusions can or should be drawn regarding the safety or effectiveness of the product candidates. Only the FDA and other applicable health regulatory authorities can determine whether the product candidates are safe and effective for the use(s) being investigated.

FORWARD LOOKING STATEMENTS

This AIF contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 or forward looking information within the meaning of applicable securities laws in Canada, which involve substantial known and unknown risks and uncertainties.  Forward-looking statements or information include, but are not limited to:

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our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs;

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our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements; and

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our estimates regarding capital requirements and our expectations of receiving additional financing.

The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words.

Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements or information may not be achieved and that they should not place undue reliance on any forward-looking statements or information.  Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements or information as a result of numerous risks, uncertainties and other factors, including those relating to:

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our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

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our drug candidates require time-consuming and costly additional preclinical and clinical testing and regulatory approvals before commercialization;

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clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

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our lack of product revenues and history of operating losses;

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our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

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our ability to obtain patents and other intellectual property rights for our drug candidates;

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our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

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our ability to comply with applicable governmental regulations and standards;

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development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

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our ability to succeed at establishing a successful commercialization program for any of our products;

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our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

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our ability to successfully attract and retain skilled and experienced personnel;

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changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

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changes in foreign currency exchange rates;

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our business is subject to potential product liability and other claims;

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our ability to maintain adequate insurance at acceptable costs;

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our dependence on collaborative partners; and

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further equity financing may substantially dilute the interests of our shareholders.

Our AIF and our management’s discussion and analysis (“MD&A”) for our most recently completed fiscal year, particularly in the sections entitled “Risk Factors”, discuss these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements or information. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements or information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements or information.  We undertake no obligation to revise or update any forward-looking statements or information as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

CORPORATE STRUCTURE

We were incorporated on January 5, 1996 under the Canada Business Corporations Act (“CBCA”) as “AnorMED Inc.”  Our corporate head office is located at 200-20353 64th Avenue, Langley, British Columbia, V2Y 1N5 Canada.  Our registered office is 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Canada.  We have one wholly-owned subsidiary, AnorMED UK Limited, incorporated within the United Kingdom.

Our principal legal advisors are Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Canada.  Our independent auditors are KPMG LLP, 777 Dunsmuir, Vancouver, British Columbia, V7Y 1K3, Canada.

OUR BUSINESS

Overview

We are a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic drugs in the areas of hematology, human immunodeficiency virus (“HIV”) and oncology, based on our research into chemokine receptors.  Our lead drug candidate, MOZOBIL™ (“MOZOBIL”), is in pivotal Phase III clinical trials for stem cell mobilization.  We believe MOZOBIL has the potential to increase the proportion of patients achieving an optimal collection of stem cells more rapidly and predictably than currently approved drugs thus making current stem cell transplantation procedures more safe, effective and accessible to patients.

Our programs are focused on a new class of drugs that target chemokine receptors, specifically CXCR4 and CCR5 receptors.   Chemokines are a class of naturally occurring proteins that are involved in cellular signalling, adhesion and migration.  These processes play a critical role in bone marrow function, immune responses as well the pathogenesis of diseases such as cancer and HIV infection.

While significant advances in drug discovery have generated breakthroughs in the treatment and management of hematology, HIV and oncology, individual responses to treatments remain highly variable with a significant proportion of patients deriving little or no benefit from the therapy.   For example, exposure to chemotherapeutic drugs is associated with toxic side effects and adaptation within the tumor micro environment can rapidly trigger drug resistance.  In the HIV setting, mutations of the HIV virus generate drug resistance.  As a result, treatments for cancer and HIV often involve “drug cocktails” whereby physicians employ a strategy of combining drugs with different mechanisms of action to maximize tumor response and infection control, respectively.

Our product candidates in HIV and oncology have the potential to improve patient outcomes by working additively or synergistically with common drugs used to manage and treat cancer and HIV.  In conditions where the underlying pathology of the disease is mediated by chemokines, our product candidates have the potential to serve as primary therapeutic compounds.

Our Product Candidates

The following table summarizes our preclinical and clinical product candidates and programs:

Program	Indication	Status	Marketing Rights
MOZOBIL	Stem Cell Transplant	Phase III	AnorMED
AMD070	HIV Entry Inhibitor	Phase Ib/IIa	AnorMED
MOZOBIL	Oncology	Preclinical	AnorMED
CCR5	HIV	Preclinical	AnorMED
CXCR4	Oncology	Preclinical	AnorMED

Recent Developments

On April 21, 2006, our shareholders voted to elect a new board of directors at a special meeting of shareholders.  The special meeting was requisitioned by our largest shareholder group for the purpose of replacing our previous Board.  Our new Board strongly believes that MOZOBIL represents a substantial opportunity for us and is guiding our planned transformation from a research organization into a pharmaceutical development and commercialization company.  Since the special meeting, our Board has continued its work to effect positive change and to determine a new strategic direction for us to ensure that we have in place the optimal corporate strategy for growth.  On May 24, 2006, our co-founder, Dr. Michael Abrams, resigned as President and Chief Executive Officer and stepped down from the Board after it was agreed that it was an appropriate time to recruit new executive leadership with a different set of skills and experience to execute the strategic direction approved by the Board (see “Our Business-Our Strategy”).

The Board has engaged an executive search firm to search for an individual with significant experience and skills in the development and commercialization of healthcare products to be our new President and Chief Executive Officer.

We successfully raised, in aggregate, approximately $65 million from the public offering of our common shares in December 2003 and December 2005.  In addition, we received aggregate milestone payments of U.S. $19 million from Shire Pharmaceuticals Group plc (“Shire”) over the past three fiscal years related to the sale of our global patents for FOSRENOL™ (“FOSRENOL”) (see “Our Business - Out-licensed Product Summary”).  The proceeds from these financings and sale of patents have allowed us to advance our clinical stage pipeline and our medicinal chemistry program.

Over the past three fiscal years, our HIV Entry Inhibitor, AMD070, has advanced from preclinical to clinical “proof-of-principal” stage and our lead product, MOZOBIL, has advanced from Phase II to pivotal Phase III clinical trials (see “Our Business - AMD070 and CCR5 HIV Entry Inhibition” and “Our Business - MOZOBIL for Stem Cell Transplantation”).

Our Strategy

Our goal is to become a fully integrated, international biopharmaceutical company with the expertise to develop and commercialize new therapeutic products from our drug discovery efforts.  MOZOBIL for stem cell mobilization represents our first global commercial opportunity.

We plan to continue to retain all commercialization rights to MOZOBIL and build a commercialization infrastructure in the U.S., Canada and, if appropriate, certain markets in the European Union (“E.U.”).  With the near completion of our pivotal Phase III clinical trials, we expect to be in a position to more accurately evaluate the commercial potential of MOZOBIL. Retaining the rights to MOZOBIL at this critical phase in development is expected to allow us to complete MOZOBIL’s development on a timely basis and to better maximize the near-term global commercial opportunity for its use in stem cell transplantation.  In addition, we are conducting additional preclinical and clinical work for MOZOBIL in other commercially attractive indications, some of which represent markets that are larger than stem cell transplantation.  A determination by us to move forward in one or more of these indications could lead to additional expansion opportunities that could be supported by an internal commercial infrastructure or, if appropriate, a partnership with a pharmaceutical company.

Key elements of our strategy include(1):

1.     Maximize the global commercial opportunity for MOZOBIL

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Expansion of development capabilities

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We are conducting two pivotal Phase III clinical trials in accordance with a Special Protocol Assessment (“SPA”) with the FDA in the U.S., Canada and Germany.  We expect to complete recruitment by the end of  2006 with top line data scheduled to be announced in the second quarter of 2007.

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We plan to initiate additional clinical studies in other indications in the U.S. and Canada by the first quarter of 2007.

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In addition to the U.S. and Canada, we intend to expand our development capabilities to enable us to conduct future MOZOBIL studies in the E.U.  Our goal, where practical, is to initiate additional Phase II trials sponsored by us in the U.K., Germany, France, Spain and Italy in the first and second quarters of 2007.

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Seek regulatory approval for MOZOBIL

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United States

We plan to file a new drug application (“NDA”) by the fourth quarter of 2007 and seek priority review for approval and launch in 2008.

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E.U.

(1) All references to quarters and years in this section refer to “calendar quarter” and “calendar year”, respectively.

We plan to file a market authorization application (“MAA”) by the second quarter of 2008 using the European Medicines Agency (“EMEA”) centralized review process and seek priority review with approval and launch in 2008 or, without priority review, 2009.

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Canada

We plan to file a new drug submission (“NDS”) by the first quarter of 2008 and seek priority review with approval and launch in 2008 or, without priority review, 2009.

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Rest of World

We plan to seek, where possible, authorization in jurisdictions where regulatory agencies have mutual recognition agreements under which they accept data from clinical studies conducted in other jurisdictions.  Where local clinical trials are required, we plan to work with a partner in markets such as Japan, Korea, Australia, Argentina and Brazil.

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Build an internal commercial sales and marketing infrastructure

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In the United States, stem cell transplant procedures are highly concentrated.  Of the approximately 120 major transplant centers, one half of all procedures are performed in about 40 centers.  We intend to build a marketing, medical affairs and sales force of 25 to 30 employees starting in the third quarter of 2007.

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Within the E.U., Germany, France, Spain, the U.K. and Italy account for greater than 70% of all transplant procedures.  We believe that a small, specialized sales and marketing team can serve these markets.  We plan to decide on the extent of our E.U. internal infrastructure after top-line data is announced, which is scheduled to occur in the second quarter of 2007.

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We intend to build an internal sales and marketing infrastructure for Canada starting in the third quarter of 2007 to support an expected launch in 2008.

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We intend to create a network of local distributors and regional partners for distribution of MOZOBIL in key markets outside of North America and the E.U., including Australia, Japan, Korea, Argentina and Brazil.

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Build a global supply chain capability

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Our clinical stage product candidates and research pipeline are developed through chemistry-based know-how.  We currently have no plans to establish manufacturing facilities for the commercial production of our product candidates.  We have established arrangements through contract manufacturing companies to supply clinical and commercial quantities of our product candidates under current good manufacturing practices (“cGMP”).

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MOZOBIL has demonstrated relative robustness in production parameters resulting in a simplified process development and technology transfer with reproducible batch-to-batch consistency.  We believe such favorable parameters demonstrate the cost effectiveness and minimal incremental costs to a final marketed product through the use of contract manufacturing.

2.    Build infrastructure for future development opportunities

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As we work towards the establishment of our global development, sales and marketing infrastructure, we believe that we will be well positioned for growth.  We intend to manage our financial resources appropriately to ensure the successful commercialization of MOZOBIL, the flexibility to fund further research and development investments and the advancement our product pipeline with AMD070 and other preclinical compounds.

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We plan to hire additional personnel, including a new President and Chief Executive Officer to oversee the execution of our long range plan and maximize shareholder value.

3.   Develop a robust pipeline of additional products and maintain our leadership in chemokine drug development

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We believe that we have developed a leading position in our industry through our small molecule chemistry-based approach to drug development that targets CXCR4 and CCR5 chemokine receptors.  MOZOBIL is a CXCR4 antagonist and represents a novel approach to stem cell mobilization compared to hematopoietic growth factors (drugs that regenerate blood cells).  AMD070 is an orally bioavailable small molecule inhibitor of the CXCR4 receptor that we believe can block HIV entry into cells, unlike current treatments, which inhibit replication after HIV invasion of cells.

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Our research group has the capabilities of producing additional product candidates for transplant, HIV, oncology, and other immune system disorders.  We have several compounds from our HIV entry inhibitor anti-HIV research program progressing through multi-dose preclinical safety testing.  As this research program has been ongoing for several years, we intend to reallocate future research efforts to other programs if a lead clinical candidate is not identified by the end of 2006.  We are also continuing our research efforts with preclinical work in CXCR4 in oncology.

MOZOBIL for Stem Cell Transplantation

MOZOBIL is an inhibitor of the chemokine receptor known as CXCR4.  The CXCR4 receptor is present on blood cells and immune cells that originate from the bone marrow.  CXCR4 interacts with a chemokine protein called stromal cell-derived factor-1, or CXCL12, in the bone marrow. The interaction of this natural protein with the CXCR4 receptor plays a key regulatory role in cell to cell signalling and triggers important changes in cellular adhesion, trafficking and homing of bone marrow-derived stem cells as well as mature immune cells, which protect the body against foreign pathogens.

MOZOBIL is currently in pivotal Phase III clinical trials for stem cell mobilization, a procedure used to collect stem cells from cancer patients or from healthy donors for use in stem cell transplantation.  Based on our clinical experience to date, a single subcutaneous injection of MOZOBIL rapidly mobilizes stem cells from the bone marrow of study subjects into the peripheral blood and was generally well tolerated.  Blood concentrations of stem cells peaked less than 12 hours after injection and subsequently returned to baseline levels.

The rapid mobilization of stem cells in response to MOZOBIL is generally not observed with commercially available drugs currently used for stem cell mobilization.  Current treatments can take several days to weeks to produce a maximum response.  The yield of stem cells with established drugs is generally highly variable and difficult to predict for optimal timing of stem cell collection.

Stem cells are collected from the peripheral blood through a procedure called apheresis. Once collected, these stem cells are quantified and stored for later use in the transplantation procedure.  Quantification of stem cells is an important measure of the success of mobilization.  In a significant proportion of patients, stem cell yields from apheresis are considered sub-optimal for use in stem cell transplantation.  Transplantation with sub-optimal stem cell numbers can result in delayed engraftment following the transplant procedure, resulting in greater morbidity and higher costs associated with hospitalization and supportive care.  The routine use of peripheral blood stem cell transplants has been in practice for less than ten years, so the long term effects of sub-optimal stem cell numbers in stem cell transplantation have not been extensively studied. However, published retrospective analyses in single centers suggest that the transplantation of low stem cell doses may contribute to long term impairment of hematopoiesis (the process of regenerating and regulating blood cells), disorders of hematopoiesis and lower survival rates.

Over 400 patients have been evaluated in Phase I and Phase II clinical trials of MOZOBIL.  These studies have evaluated MOZOBIL as a single agent and in combination with standard regimens, which include the combination of high dose chemotherapy with a hematopoietic growth factor or the use of a growth factor alone.  Pooled data of over 125 patients diagnosed with Non-Hodgkin’s Lymphoma (“NHL”) or Multiple Myeloma (“MM”) were analyzed from our Phase II clinical studies.  The use of MOZOBIL in combination with the hematopoietic growth factor NEUPOGEN® (filgrastim, G-CSF) (“NEUPOGEN”) increased the percentage of patients achieving an optimal number of stem cells available for transplantation compared with G-CSF alone. In the NHL population, 67% of patients receiving the combination of MOZOBIL plus G-CSF achieved the optimal stem cell target compared with 20% of patients receiving G-CSF alone.  Similarly, 70% of MM patients treated with MOZOBIL plus G-CSF achieved the optimal number of stem cells compared with 20% of patients receiving G-CSF alone.

The following table summarizes the completed Phase II clinical studies of MOZOBIL:

Study	Design	Patients	Enrolled
2101	Efficacy and proof of principle: MOZOBIL plus G-CSF vs G-CSF	Multiple Myeloma & Non-Hodgkin’s Lymphoma	25
2102	Efficacy and Proof of Principle of proven and/or predicted poor mobilizers: MOZOBIL plus G-CSF	Multiple Myeloma	20
2103	Efficacy and proof of principle: MOZOBIL plus G-CSF	Non-Hodgkin’s Lymphoma	13
2104	Safety and efficacy in a chemotherapy mobilization regimen Chemotherapy plus MOZOBIL plus G-CSF	Multiple Myeloma & Non-Hodgkin’s Lymphoma	44
2105	Regimen and Scheduling Study MOZOBIL plus G-CSF	Multiple Myeloma & Non-Hodgkin’s Lymphoma	49
EU21	Same study design as 2105; Multi-center study conducted in Germany	Multiple Myeloma & Non-Hodgkin’s Lymphoma	35

In September 2005, we announced the publication in the peer-reviewed journal Blood of one of our Phase II studies evaluating MOZOBIL plus G-CSF (Flomenberg N, et al. Blood, 2005).  The study, which included 25 patients diagnosed with NHL or MM, demonstrated that more stem cells were collected in patients receiving MOZOBIL plus G-CSF compared to G-CSF alone and in a higher proportion of patients.  In addition, 60% of the patients in the MOZOBIL plus G-CSF arm collected the optimal amount of stem cells in two days, compared to 16% of patients in the G-CSF alone arm (p-value less than or equal to 0.001).

Based on these clinical results, we initiated two randomized, controlled pivotal Phase III clinical trials in the U.S., Canada and Germany.  The North American studies are being conducted under a SPA agreement negotiated with the FDA (see “Our Business - Government Regulation”).  The primary endpoint of both studies is the percentage of patients who achieve an optimal stem cell yield within a specified number of stem cell collections (apheresis procedures).  Patients with a diagnosis of NHL or MM will be randomized to receive MOZOBIL plus G-CSF or the standard G-CSF plus placebo mobilization regimen.  We believe, based on the available data, that MOZOBIL plus G-CSF will result in higher stem cell yields with fewer stem cell collection procedures and with a favorable side effect profile.  We anticipate the degree of benefit from our pivotal Phase III trials for MOZOBIL to be a strong determinant of its commercial potential for front line use as a stem cell mobilizer.

The following table highlights our two ongoing pivotal Phase III study designs in the U.S., Canada and Germany:

Study	Design	Patients	Expected Enrollment and Completion (calendar quarter)	Expected Top-Line Results Announcement (calendar quarter)
3101

A Multicenter, Randomized, Double-blind, Placebo-controlled, Comparative Trial of MOZOBIL (240 μg/kg) plus G-CSF (10 μg/kg) Versus G-CSF (10 μg/kg) plus Placebo to Mobilize and Collect ≥ 5 x 10[6] CD34+ Cells/kg

		Autologous Stem Cell Transplantation Non-Hodgkin’s Lymphoma	Q4 2006 227/300 patients enrolled as of June 13, 2006	Q2 2007
3102

A Multicenter, Randomized, Double-blind, Placebo-controlled, Comparative Trial of AMD3100 (240 μg/kg) plus G-CSF (10 μg/kg) Versus G-CSF (10 μg/kg) plus Placebo to Mobilize and Collect ≥ 6 × 10[6] CD34+ Cells/kg

		Autologous Stem Cell Transplantation Multiple Myeloma	Q4 2006 276/300 patients enrolled as of June 13, 2006	Q2 2007

Our pivotal Phase III clinical studies are powered to detect a difference of 20% between the MOZOBIL plus G-CSF study arm and the G-CSF plus placebo arm.  We established the parameters by evaluating the performance of MOZOBIL in prior studies with similar patient characteristics.  See table below:

Percentage of Patients Achieving Target Cell Collection
	MOZOBIL plus G-CSF	G-CSF alone	Difference
Phase II NHL results	67%	20%	47%
Phase III target (Study 3101)	__	__	20%
Phase II MM results	70%	20%	50%
Phase III target (Study 3102)	__	__	20%

We are planning additional clinical studies for MOZOBIL for expanded indications in the U.S. and Canada by the first calendar quarter of 2007.  We intend to expand our development capabilities to be able to conduct future MOZOBIL studies in the European Union.  Our goal, where practical, is to initiate additional Phase II company-sponsored studies for MOZOBIL in the U.K., Germany, France, Spain and Italy in the first and second calendar quarters of 2007.

The following table highlights other studies of MOZOBIL that are ongoing:

Study	Design	Patients	Expected Enrollment
C201	Same study design as 2105; Multi-center study conducted in Canada	Multiple Myeloma & Non-Hodgkin’s Lymphoma	20
2106	Efficacy and proof of principle: MOZOBIL plus G-CSF	Hodgkin’s Disease	20
2108	Efficacy and proof of principle Single agent MOZOBIL	Multiple Myeloma	20
2112	Observational safety and efficacy study in poor adult mobilizers who have failed previous collections MOZOBIL plus G-CSF	Various Cancers	40
2113	Pilot Cohort Study MOZOBIL plus G-CSF + Rituximab vs MOZOBIL plus G-CSF	Relapsed or Refractory Non-Hodgkin’s Lymphoma or Hodgkin’s Disease	30
CUP	Program for the Compassionate Use of MOZOBIL to mobilize stem cells for collection and transplantation.	Various cancers	Over 220 treated
1101	Renal study	Required for NDA	Cohort Study

U.S. Filing Strategy

If our pivotal Phase III clinical studies for MOZOBIL are successful, we plan to file a NDA for marketing approval in the U.S. by the fourth calendar quarter of 2007 and the full data would be published or presented at a medical conference in conjunction with this filing.  We intend to request a priority review for our U.S. NDA filing which, if granted, would require a determination by the FDA within six months of filing rather than the normal 12 months.  If priority review is granted, we anticipate approval and launch of MOZOBIL in the U.S. in the calendar year of 2008.

European Filing Strategy

Following the U.S. NDA filing, we intend to file a MAA application with the European regulatory authorities for marketing approval of MOZOBIL in the second calendar quarter of 2008 using the results of our U.S. Phase III trials without any additional local studies.  We intend to request a priority review of our application.  A priority review would increase the likelihood of approval in the calendar year of 2008 as opposed to mid-2009.  A medicinal product may be placed on the market in the European Economic Area (“EEA”), composed of the 25 European Union Members states, plus Norway, Iceland and Lichtenstein, when a marketing authorization, referred to as a Community Authorization, has been granted in accordance with Regulation (EC) No. 726/2004 for the entire EEA.  Although other filing strategies may be employed within the EEA, we intend to pursue the above-mentioned strategy, which is generally referred to as a centralized review.

Canadian and Rest of World Filing Strategy

We intend to file a NDS with the Canadian Therapeutic Products Directorate (“TPD”) for marketing approval of MOZOBIL in the first calendar quarter of 2008 using the results of our U.S. Phase III trials without any additional local studies.   In addition, we intend to request a priority review for our submission, which, if granted, would increase the likelihood of approval in the calendar year of  2008 as opposed to mid-2009.

Rest of world filings and approvals for MOZOBIL will be dependent on our ability to work with regional partners and local distributors.  We will seek, where possible, authorization where regulatory agencies have mutual recognition agreements under which they accept data from clinical studies conducted in other jurisdictions.   In markets where local trials are required, such as Japan, Korea, Australia, Argentina and Brazil, we intend to conduct trials with a partner.

Stem Cell Transplantation

Stem cell transplantation allows cancer patients to tolerate more aggressive treatment of their disease.  For example, in cancers of the blood, the bone marrow is diseased and unable to produce normal functioning blood cells.  Malfunctioning bone marrow can be treated with high doses of chemotherapy and/or radiation therapy, referred to as myeloablative therapy.  This therapy makes room for the collected, healthy stem cells to repopulate the bone marrow.  The collected stem cells are reinfused into the blood of the patient after the chemotherapy and/or radiation treatment.  These stem cells naturally find their way back to marrow where they “engraft” and produce normal functioning blood cells.

Stem cell transplants are effective in the treatment of a variety of leukemias, multiple myelomas and lymphomas.  The procedure is also used to treat rare genetic diseases.  Additional studies are underway by a number of investigators evaluating the potential role of stem cell transplants in the treatment of autoimmune diseases.

Sources of stem cells:

Bone Marrow

Prior to the commercialization of recombinant hematopoietic growth factors in the early 1990s, stem cells were collected through an invasive surgical procedure under general anesthesia.  Bone marrow fluid was aspirated via multiple punctures in stem cell rich compartments like the iliac crest (hip bone).  The stem cells were processed from the bone marrow aspirate and stored for use in transplantation.

Autologous / Allogeneic stem cell transplants

Stem cells collected from a patient for transplant back into the same patient are referred to as autologous.  Stem cells derived from donors other than the patient are referred to as allogeneic.  An allogeneic donor is usually a relative of the patient that shares the same genetic makeup.  According to the Center for International Bone Marrow Transplant Research (“CIBMTR”), about 70% of stem cell donors for allogeneic transplants are related, while the remaining 30% of donors are unrelated. International bone marrow registries have been established which allow for “matches” between donor and patient in the general population.

Peripheral blood stem cells

Hematopoietic growth factors were approved in the U.S., Canada and the E.U. in the early 1990s.  The initial approvals were for use as supportive care drugs to accelerate the recovery of infection-fighting white blood cells following the administration of conventional doses of chemotherapy and during the recovery period following bone marrow transplantation.   However, it was observed in published preclinical and clinical studies that stem cells were pushed into the blood following daily administration of growth factors and that sufficient quantities could be collected as an alternative source of stem cells to surgical collection from bone marrow.

A published study of a randomized controlled trial comparing transplantation using growth factor mobilized autologous peripheral blood stem cells (“PBSC”) versus autologous bone marrow (“ABM”) stem cells demonstrated that PBSC was safer and more effective than ABM as measured by the rapid rate of engraftment in patients receiving PBSC.  In addition, a published study found that significant cost savings were achievable due to lower collection costs of stem cells, shorter hospital stays, and less supportive care.  The CIBMTR estimates that up to 95% of autologous stem cell transplants are performed using PBSC.  Long term follow up data in published studies confirms that PBSC transplants show similar or improved survival compared with ABM.

In allogeneic transplants, according to the CIBMTR, approximately 75% of procedures use growth factor mobilized PBSC from healthy “related” donors with the remainder using stem cells collected surgically from the bone marrow.  In contrast, approximately 50% of “unrelated” donor donations use growth factor mobilized PBSC.  While growth factor mobilized PBSC transplants result in more rapid engraftment than transplants using bone marrow stem cells, there is generally a higher incidence of chronic graft versus host disease (“GvHD”) in the patients receiving growth factor mobilized PBSC vs donor bone marrow when the donor is unrelated.  GvHD is an immune reaction whereby the engrafted cells of the donor (graft) sees the patient recipient (host) as a foreign body and launches an “attack” on the patient.  In circumstances where the patient and donor may not be optimally “matched”, physicians may elect to use donor bone marrow to minimize the risk of life-threatening GvHD as published studies of mismatched donors have demonstrated that donor bone marrow produces less GvHD than growth factor mobilized PBSC.

Regardless of the source of allogeneic stem cells, physicians need to monitor patients closely for signs of GvHD and generally prescribe a maintenance regimen of immunosuppressive drugs to prevent an attack.  However, there is a benefit to having some degree of donor/patient immune response, as the immune cells from the donor are capable of attacking residual cancer cells in the patient, which helps to maintain disease remission.  This observation has been well documented in published studies and within the CIBMTR registry data for leukemias and is often referred to as a “graft versus leukemia” or “graft versus disease” response.

Current Drugs for Mobilization

There are several commercially available hematopoietic growth factors approved for use in the United States, Canada, the E.U. and Japan.  NEUPOGEN and Neulasta® (pegfilgrastim), a pegylated (a long acting formulation) form of G-CSF is marketed world-wide by AMGEN Inc. and Kirin Pharmaceuticals of Japan. Granocyte® (lenograstim, G-CSF) is manufactured by Chugai Pharmaceutical Company Limited and marketed in the E.U., Japan and Australia by Chugai and their partners.   Leukine® (sargramostim, GM-CSF) is marketed in the U.S. by Berlex Inc., an affiliate of Schering AG Germany, and in the E.U. by Schering AG.  STEMGEN® (ancestim, SCF), manufactured and marketed by AMGEN, is approved in Canada, Australia and New Zealand for use in combination with NEUPOGEN for stem cell mobilization.

Chemotherapy drugs used in combination with growth factors are routinely utilized as part of the mobilization regimen.  The most commonly prescribed chemotherapy drug for mobilization is cyclophosphamide.  The dose of cyclophosphamide used for mobilization varies.  Many transplant centers have published results indicating they are using approximately 2.5 gm/m2 of body surface area (a formula for determining drug dose) of cyclophosphamide in their mobilization regimen and administering a growth factor for 10-14 days.  Cyclophosphamide causes myelosuppression (low white blood cell count).  The recovery of white blood cells occurs about two weeks after the administration of the drug.  About this time, there is a release of stem cells into the circulation, which can be collected by apheresis.

Chemokine Therapeutics Inc. has two peptide-based CXCR4 drugs in development. Both products are in Phase I clinical trials.

Market Opportunity

According to the CIBMTR over 45,000 stem cell transplants were performed world-wide annually from 1998-2002.  In the autologous setting, growth factor mobilized PBSC harvests have largely replaced collection from bone marrow and, in the allogeneic setting, growth factor mobilized PBSC harvests are now commonly performed on donors that are genetically well “matched” to the patient.  Our internal estimates indicate that approximately 80,000 to 120,000 stem cell collections (apheresis procedures) were performed world-wide annually in this same time period.

The CIBMTR collects its data from several transplant registries world-wide.  Using this data as well as data from other national and regional registries, we evaluated the number of stem cell transplants performed in each nation.  According to our most recent estimates, 15,584 stem cell transplant procedures were performed in the U.S. in 2003 with the remaining top 10 nations were comprised of Germany, Italy, France, Japan, the U.K., Spain, Canada, South Korea and Australia.

The following graph highlights the number of stem cell transplants by nation in 2003. These numbers include both peripheral and bone marrow derived stem cell transplants:

18000
16000
14000
12000
10000
8000
6000
4000
2000
0
USA
Germany
Italy
France
Japan
UK
Spain
Canada
South Korea
Australia

Source: CIBMTR and AnorMED

Stem cell transplant procedures have generally become safer; CIBMTR data demonstrates that stem cell transplants have increased in number among older patients and treatment-related mortality continues to decline (less than 5% in the autologous setting).  Allogeneic stem cell transplants are associated with higher rates of morbidity and mortality due to GvHD, but represent a long term cure for many patients due to the graft versus leukemia or graft versus disease benefit derived from the engrafted donor cells.

Numerous publications support the following observations:

•

Stem cell transplants represent the first line standard-of-care for MM.  Some patients with advanced age and poor performance status may not be eligible.

•

Patients with a diagnosis of leukemia or lymphoma generally receive conventional treatments first and stem cell transplants in the event of a disease relapse.

•

Cancer patients respond best to stem cell transplants when they have chemosensitive disease and have minimal clinical evidence of disease at transplant.  Newer emerging therapies may therefore become part of the conditioning regimen at the time of transplantation.

•

Ongoing studies are evaluating the potential of stem cell transplants in other patient populations including those with autoimmune diseases.  In addition, mini stem cell transplants involving lower doses of chemotherapy and radiation are being investigated.

The following table summarizes the stem cell and bone marrow transplantation by indication in 2003:

NHL: Non-Hodgkin’s Lymphoma, AML: Acute Myeloid Leukemia, HD: Hodgkin’s Disease, ALL: Acute Lymphocytic Leukemia, CML: Chronic Myeloid Leukemai, MDS: Myelodysplastic Syndrome, CLL: Chronic Lymphocytic Leukemia.

Our Competitive Advantage

In our Phase I and Phase II studies conducted to date, MOZOBIL rapidly mobilized stem cells in healthy volunteers, stem cell donors and cancer patients and was generally well tolerated.  In addition, a high proportion of patients achieved optimal collections of stem cells in as little as two days with a daily injection of MOZOBIL.

We believe MOZOBIL has the potential to improve patient outcomes through one or more of the following attributes:

1.

MOZOBIL: a well tolerated and more convenient option for mobilization

•

There are no commercially available drugs used for stem cell mobilization that mobilize stem cells as rapidly as MOZOBIL, based on publicly available data.

•

The use of hematopoietic growth factors alone for mobilization requires several days of administration.

•

MOZOBIL is a potentially well tolerated and more convenient approach to stem cell mobilization in the allogeneic and autologous setting.

2.

MOZOBIL: more patients achieving optimal stem cell collections

•

In cancer patients, up to 75% of patients have sub-optimal stem cell collections according to data collected by the CIBMTR and the Washington University Database registry from 1998-2002.

•

Patients generally receive a transplant with a sub-optimal stem cell yield if the collection is above a lower limit.

•

Published studies have demonstrated that a higher proportion of patients transplanted with sub-optimal stem cell numbers experience delayed engraftment and prolonged hospitalization.

•

In our studies, MOZOBIL consistently, predictably and rapidly mobilized a 2-3 fold increase in the numbers of stem cells in the peripheral blood.

3.

MOZOBIL:  optimal target with fewer collections

•

More apheresis procedures are required for cancer patients who poorly mobilize stem cells.  A high proportion of patients with HD or NHL heavily pre-treated with chemotherapy are poor mobilizers.

•

In a recently published study, 60% of NHL and MM patients achieved target stem cell collection in fewer than two collections with MOZOBIL plus G-CSF versus 16% of such patients in the G-CSF alone arm (p-value less than or equal to 0.001).

4.

MOZOBIL: alternative to chemotherapy induced mobilization

•

While chemotherapy drugs, administered in combination with a growth factor, mobilize more stem cells than the growth factor alone, transplant physicians justify the high morbidity and supportive care costs associated with chemotherapy mobilization on the basis that the additional chemotherapy might improve complete response rates and contribute to superior overall survival and improved time to progression following stem cell transplantation.  However, recent published studies challenge the benefit of chemotherapy in this setting.

•

MOZOBIL represents an alternative for stem cell chemotherapy mobilization where chemotherapy is not clinically warranted.

AMD070 and CCR5 HIV Entry Inhibitors

AMD070 is an orally available inhibitor of the chemokine receptor CXCR4.  CXCR4 and another chemokine receptor, CCR5, are involved in HIV infection.  In order to enter and infect cells, HIV must bind to either the CXCR4 or CCR5 chemokine receptor. In vitro studies of AMD070 have shown it to be a potent and specific CXCR4 receptor antagonist which inhibits viral binding to the CXCR4 receptor including HIV strains that bind via either CXCR4 or CCR5 receptors (referred to as the dual tropic strain of HIV).

Our Phase Ib/IIa clinical studies in healthy and HIV infected individuals have demonstrated that escalating doses of orally administered AMD070 are generally well tolerated and well absorbed with transient and reversible side effects and with evidence of anti-HIV activity in patients receiving 200 mg twice daily.  Activity is defined as a greater than 1.0 log reduction in the CXCR4 virus as measured by a specific assay.

We have an active CCR5 receptor inhibitor program with multiple lead candidates that are specific for the CCR5 receptor.  These small molecule candidates have demonstrated anti-HIV activity directed against CCR5 receptors using clinical isolates.  We are evaluating candidates on the basis of a suitable pharmacokinetic and toxicity profile for oral dosing and plan to select a lead candidate in 2006.

HIV Entry Inhibition

Acquired immunodeficiency syndrome (“AIDS”) is caused by HIV infection.  AIDS is characterized by a gradual decline in the body’s immune system, leading to opportunistic infections and certain cancers, dementia and, in many cases, death.

Both CXCR4 and CCR5 receptor inhibitors belong to the new investigational class of antiretrovirals known as HIV entry inhibitors. This new class includes various experimental compounds designed to block cell surface receptors, such as the CCR5 or CXCR4 receptors, as well as one approved compound, FUZEON® (enfuvirtide) (“FUZEON”), manufactured and developed by Roche Laboratories Inc. and Trimeris Inc.‚ that blocks HIV fusion with the cell membrane. Unlike many existing HIV drugs that target the virus after it has infected a healthy cell, HIV entry inhibitors block the virus from entering the cell and where it begins its replication process.  Different strains of HIV prefer one receptor or the other, or may use both receptors to infect cells.  An infected individual may harbor different levels of both CXCR4 and CCR5-mediated HIV strains.

Current Drugs of HIV Entry Inhibition

HIV Entry Inhibitors represent a potentially new class of drug.  There are no approved HIV Entry Inhibitors that block entry via the CXCR4 or CCR5 receptors.  FUZEON is an approved peptide-based HIV therapeutic compound, administered by subcutaneous injection which blocks HIV fusion with the cell surface via a different mechanism than a chemokine blockade.  Other anti-HIV therapies employ drugs which inhibit HIV replication following the release of viral RNA into the cell.  These agents are classified as protease inhibitors, nucleoside reverse transcriptase inhibitors and non-nucleoside reverse transcriptase inhibitors.  Although not approved, there are other new classes of product candidates under development referred to as integrase inhibitors and HIV maturation inhibitors that target receptors, identified by researchers, which are believed to inhibit HIV replication and HIV maturation, respectively.  We believe our drug candidates have the potential to work in combination with inhibitors of HIV replication because of the unique mechanism of action of our chemokine inhibitor product candidates.

A combination of approved drugs with complementary mechanisms of action is a regimen referred to as highly active antiretroviral therapy (“HAART”).  While HAART therapy has generally decreased viral load and prolonged life for HIV-infected patients over the past decade, eradication of the underlying infection has not been achieved due, in part, to the viral reservoirs remaining in blood and infected tissue.  This problem is exacerbated by viral resistance to the drugs currently used for first line therapy and cross-resistance to drugs within the same class.  The current drugs also produce side effects that diminish the patient’s quality of life and lower patient compliance, which in turn may increase the patient’s risk of developing drug resistant viral strains.

We are aware of a number of active CXCR4 and CCR5 receptor antagonist medicinal chemistry programs with public and private pharmaceutical and biotechnology companies.  To our knowledge, AMD070 is the only small molecule CXCR4 inhibitor currently in human clinical testing for the treatment of HIV.

Several CCR5 receptor drugs are in clinical development.  In 2005, a program in Phase III clinical trials, aplaviroc (GlaxoSmithKline), was suspended due to toxicity.  The most advanced clinical program that we are aware of is miraviroc (Pfizer Inc).  Other clinical drugs in development include vicriviroc (Schering-Plough Corporation), CCR5 mAb (Human Genome Sciences Inc.), PRO140 (Progenics Pharmaceuticals, Inc.), TAK-652 and TAK-220 (Takeda Pharmaceutical Co. Ltd.) and INCB9471 (Incyte Corporation).

Market Opportunity

In North America, Western and Central Europe, an estimated 1.9 million individuals were living with HIV in 2005, according to Espicom Business Intelligence.  In the U.S. alone, in 2005 an estimated 1.2 million individuals were living with HIV and the estimated incidence of new HIV infection was approximately 43,000.  This is in contrast to an estimated 174,000 individuals in the U.S. living with HIV infection in 1993.  The dramatic increase in the number of people living with HIV in the U.S. as well as in the other parts of the industrialized world is generally attributed to the introduction of antiretroviral therapy, which has led to a dramatic decline of morbidity and mortality.  The introduction of antiretroviral therapy resulted in HIV infection no longer being considered a terminal disease, but a chronic illness.   According to Espicom Business Intelligence, world-wide HIV drug sales in 2005 were approximately U.S.$7 billion.

Our Competitive Advantages

Current drugs for the treatment of AIDS include agents that treat the secondary conditions caused by the weakened immune system of the patient as well as drugs that directly inhibit HIV.  HIV infects by fusing with target cells and injecting its genetic material into the cells.  The CXCR4 receptor is found on T-cells.  We believe AMD070 has the potential to prevent HIV from fusing with T-cells by blocking entry of the virus through the CXCR4 receptor.  Loss of T-cells is a major factor in the decline of the immune system in HIV infected patients and AMD070 may help preserve T-cells.

The following illustration depicts the invasion of HIV into a T-cell mediated by chemokine coreceptors:

The identification of new classes of antiretroviral drugs with unique mechanism of action remains an important therapeutic objective for the treatment of HIV.

Intellectual Property

We regard our patent and other proprietary technology rights as an important element to our business.  Our policy is to file patent applications in the United States and internationally in order to protect our technology, including inventions and improvements to inventions that are important to the development and sales of our products.  The evaluation of the patentability of United States and foreign patent applications can take several years to complete and require considerable resources.  As with the patent positions of other pharmaceutical and biotechnology firms, there is no guarantee that any patent applications will result in the issuance of patents or, for issued patents, that they will provide significant proprietary protection, or that they will not be circumvented or invalidated.

We own multiple patents issued by, and patent applications pending with, the United States Patent and Trademark Office, and foreign patent authorities relating to our technology, including MOZOBIL and our other product candidates in development.  Our primary patent covering MOZOBIL expires in 2013.  In the U.S., patent term extensions due to regulatory schedule allow for possible extensions of certain MOZOBIL-related patents until December 10, 2017.  Similarly, MOZOBIL-related patent coverage in the E.U., with a patent term extension, could be effective up to December 16, 2017.   Our principle patent covering AMD070, when and if issued, will expire on December 23, 2022.  A patent term extension due to regulatory schedule would extend the expiry of a patent covering AMD070 to December 23, 2027 for both U.S. and E.U. jurisdictions.  In addition, we have orphan drug designation for MOZOBIL in both the U.S. and E.U., which provide for, among other benefits, market exclusivity for seven and ten years respectively (see “Our Business - Government Regulation”).

In addition to the patent strategy outlined above, we also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position. It is our policy to require our employees, directors, consultants, members of the scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or collaborative relationships with us. These agreements provide that all confidential information developed or made known during the course of these relationships are to be kept confidential. In the case of our employees and consultants, agreements are in place providing that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

Competition

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intensive competition.  Our competitors include large pharmaceutical, biotechnology and other companies, universities and research institutions.  All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future product candidates.  We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price (see “Our Business - Current Drugs for Mobilization” and “Our Business - Current Drugs for HIV Entry Inhibition”).

Government Regulation

The research, testing, development, manufacture, sale and marketing of pharmaceutical products are subject to extensive regulation. Drug licensing laws require, among other things, the licensing of manufacturing facilities and carefully controlled research and testing of products.  In addition, national and local statutes, regulations and guidelines govern the storage, record keeping, labelling, marketing, promotion and distribution of pharmaceutical products.  Failure to comply with applicable regulatory requirements may subject a company to a variety of administrative or judicially imposed sanctions.

Drugs are subject to rigorous regulation by the FDA in the U.S. and by the TPD of Health Canada in Canada. Marketing authorizations in Europe are generally submitted through a centralized procedure. The centralized procedure provides for a MAA throughout the E.U. member states. Alternatively, a mutual recognition and decentralized procedure are also available which can result in approval of a product in selected E.U. member states.  In the U.S., pharmaceutical products, are regulated under federal laws and regulations administered by the FDA and state laws and regulations administered by state health agencies.  In the E.U., these products are regulated under laws and regulations administered by the Enterprise Directorate General, Pharmaceuticals and Cosmetics Unit, of the European Commission in Brussels, Belgium, with the assistance of the European Medicines Agency, or EMEA.  We expect the U.S. and the E.U. to be major markets for our product candidates, when and if approved.  The regulatory process in the U.S., E.U. and Canada share many similarities and is described below.

The steps ordinarily required in the U.S., E.U., and Canada include preclinical laboratory testing, formulation studies, submissions to the regulatory authorities, which must become effective before clinical testing, and adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate.  There can be no assurance that any phase of testing of our product candidates will be completed successfully within any specified time period, if at all. Regulatory authorities such as the FDA may impose, at any time, a hold on a clinical study.  If the FDA imposes a clinical hold, clinical studies cannot be initiated or continued without FDA authorization and then only under terms the FDA authorizes.

The principal activities that must be completed after initial drug discovery, and synthesis work and before obtaining approval for marketing of a product in the U.S. are summarized as follows for illustrative purposes:

•

Preclinical tests include laboratory evaluations of chemistry and formulations, as well as studies to assess the pharmacokinetics and toxicology of the product candidate. Results of preclinical testing are submitted to the FDA as part of an Investigational New Drug Application, (“IND”).

•

Clinical studies involve the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators.  Protocols are developed detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.  In the U.S., a study protocol is submitted to the agency as part of the IND. In addition, an institutional review board is required to approve the study protocol and the informed consent information for patients at every participating clinical study site.

•

Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the product candidate is tested to assess safety, toxicity and metabolism.  A Phase I study usually includes a limited number of healthy human volunteers or patients. Phase II  studies are conducted in a larger patient population to determine the dose tolerance and the optimal dosage regimen.  These studies are also designed to identify potential adverse effects and safety risks and provide preliminary support for the efficacy of the product candidate.

•

If the initial testing of a product candidate appears to be effective with an acceptable safety profile, Phase III trials are undertaken in an expanded population to further evaluate clinical efficacy and safety at geographically dispersed clinical trial sites (multi-center trial). These trials generate information from which the overall benefit-risk relationship relating to the product can be determined and provide a basis for product labelling.

We are conducting two pivotal Phase III studies of MOZOBIL for stem cell mobilization under a SPA.  A SPA provides a forum for the FDA and us to reach agreement on the design, execution and analyses proposed for regulatory approval of protocols reviewed under this process.  SPA agreements are binding between the FDA and the sponsor of a clinical trial and state that the study design meets the scientific and regulatory requirements of the FDA to support a NDA submission.  In December 2004, we received a response from the FDA and proceeded to initiate our Phase III clinical program.  Our agreement with the FDA does not guarantee any particular outcome from regulatory review of the study or the product, including any approvals or expanded product labeling.

In July 2003, the FDA granted us orphan drug designation for MOZOBIL for use in stem cell transplantation.  Orphan drug status provides for seven years of market exclusivity for a designated drug once approved by the FDA.  In addition, orphan drug status entitles a company to various incentives including the waiver of regulatory filing fees, and access to potential grant funding for non-clinical and clinical research undertaken to generate required data for marketing approval.  We were also granted orphan drug status for MOZOBIL by the EMEA.  Orphan drug status in the E.U. provides similar incentives to the orphan drug program in the U.S. The E.U. provides for orphan drug market exclusivity for 10 years from the date of approval.

In October 2005, we announced our plans to seek a Conditional Marketing Authorization (“CMA”) in the E.U. for MOZOBIL in early calendar 2007 and a MAA in the E.U. following the completion of our pivotal Phase III studies in the U.S.  We also had been in discussions with potential E.U. partners as a necessary step to meet the requirements of the CMA.  We have since decided to pursue a strategy of filing a full MAA at the earliest practical time and not filing a CMA and therefore we do not require an E.U. partnership to be completed at the current time.  Based on our discussion with the EMEA, we believe that the data from our ongoing Phase III studies in the U.S. will be sufficient to obtain E.U. approval for MOZOBIL.

After completion of the required clinical testing, a NDA is generally prepared and submitted to the FDA. The NDA must include the results of virtually all preclinical and clinical testing and data relating to the product’s chemistry, manufacture and testing. The FDA has 60 days from its receipt of the NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination of whether the NDA is adequate to undertake review. Once the submission is accepted for review, the FDA conducts an in-depth review of the NDA. As part of its review process, the FDA usually requests additional information and/or clarification regarding information already provided in the submission. Such requests can significantly extend the review period for the NDA. During the later stages of the review process, the FDA may refer the NDA to the appropriate outside advisory committee, typically a panel of clinicians and other experts, for evaluation as to whether the application should be approved or for other recommendations. The FDA is not bound by the recommendations of any of its advisory committees.

Any FDA approval of a product is subject to a number of conditions that must be met in order to maintain approval of the NDA. For example, as a condition of NDA approval, the FDA may require extensive post marketing testing and surveillance to monitor the product’s safety, or impose other conditions. Once granted, product approvals may be withdrawn or restricted if compliance with regulatory standards is not maintained or safety concerns arise.

Process Development and Manufacturing

We currently have no plans to establish manufacturing facilities for the commercial production of our product candidates.  If and when our product candidates are approved for marketing, we intend to enter into arrangements with major contract manufacturing entities for the commercial scale manufacturing and distribution of such products.  There can be no assurance, however, that we will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that our partners or contractors will be able to develop adequate manufacturing capabilities for commercial scale quantities.

Sales and Marketing

In September 2005, we announced the addition of Mark Levonyak as our Vice President of Marketing.  Mr. Levonyak’s responsibilities include our marketing and commercial development initiatives for MOZOBIL.  We believe that a small, specialized sales, marketing and medical affairs team can serve markets in the U.S., E.U. and Canada.  Our assessment included the evaluation of several commercially successful products that were launched by emerging biopharmaceutical companies and that were developed for specialized markets with customers in concentrated centers.  In the U.S., and the E.U., stem cell transplant procedures are highly concentrated.  According to our market research, of the approximately 120 major transplant centers in the U.S., 50% of all procedures are performed in about 40 centers.  Within the E.U., Germany, France, Spain, the U.K. and Italy account for greater than 70% of all transplant procedures.

Out-licensed Product Candidate Summary

One of the products from our early research, the anti-hyperphosphatemia agent known as FOSRENOL, was  licensed to Shire, who assumed all development and commercialization rights for FOSRENOL.  In 2004, we agreed to sell the global patents for FOSRENOL to Shire and one of its wholly-owned subsidiaries for up to U.S. $31 million, of which we have received U.S. $19 million to date.  FOSRENOL is currently approved and marketed in the U.S., Sweden and Austria for the treatment of hyperphosphatemia in kidney failure patients with approval pending in other E.U. countries and Japan.

We have out-licensed our anti-cancer metal-based product candidate known as picoplatin (formerly NX473).  In preclinical testing, picoplatin demonstrated an improved toxicity profile over the anti-cancer drug cisplatin as well as oral bioavailability.  In April 2004, we granted Poniard Pharmaceuticals, Inc. (“Poniard” formerly NeoRx Corporation) exclusive global commercialization rights, excluding Japan, for picoplatin for up to U.S. $13 million in milestone payments and up to 15% in royalty payments. To date, we understand over 500 patients have been treated with picoplatin.  On July 11, 2005, Poniard announced that they commenced a Phase II clinical trial for picoplatin in patients with small cell lung cancer and that they had recently initiated a second study Phase I/II study for picoplatin in colorectal cancer.

We have also out-licensed our anti-cancer product candidate known as Atiprimod.  We granted Synergy Pharmaceuticals, Inc.  (“Synergy”, a subsidiary of Callisto Pharmaceuticals Inc.) an exclusive license to develop, manufacture and commercialize products incorporating Atiprimod for the diagnosis, treatment and prevention of disease in humans.  During the fiscal year ended March 31, 2006, we received a U.S. $200,000 licensing payment from Synergy for Atiprimod.  On June 27, 2006, Synergy’s parent company announced that they plan to initiate a single-agent Phase II clinical trial of Atiprimod in advanced carcinoid cancer patients.

Pharmaceutical Pricing and Reimbursement

Sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors.  Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations.  These third party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services.  In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates.  We are in the process of conducting pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our product candidates, if and when they are approved for marketing.  These pharmacoeconomic studies will be used to develop our product value dossiers to support pricing and reimbursement decisions.  Our product candidates may not be considered cost-effective.  Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Employees

As of March 31, 2006, we employed 142 persons, 107 of whom hold advanced degrees in science or business, including 52 who hold PhD, MD or MSc degrees.  Of these 142 employees, 108 are involved in research and development, 5 in manufacturing and operations, 7 in business development and marketing, and 23 are in management/administration.

Facilities

Our corporate head office and main laboratory is located in Langley, British Columbia, Canada.  Our 43,472 square foot facility currently houses a modern laboratory and administrative offices.  We moved into these facilities in February of 1997 under a 10-year lease with the option of three additional five-year renewal terms.  Annual lease commitments are approximately $590,000 over the initial term of the lease.

DIVIDENDS AND DIVIDEND POLICY

We have not paid any dividends since our incorporation.  We intend to retain all of our available funds, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.  Our ability to declare and pay dividends is subject to the CBCA, the corporate statute by which we are governed.  Our constating documents do not contain any restriction that could prevent us from paying dividends, although our preferred shares, if any were issued, carry a preferential dividend.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in one or more series, without par value.

Common Shares

The holders of our common shares are entitled to receive notice of any meeting of our shareholders, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote, and to attend and vote thereat.  Each of our common shares entitles its holder to one vote on any poll that may be conducted.  Subject to the rights of the holders of our preferred shares, the holders of our common shares are entitled to receive on a pro-rata basis such dividends as our Board may declare out of funds legally available for this purpose.  In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of our preferred shares.  The common shares carry no pre-emptive or conversion rights.  As at March 31, 2006, 41,229,405 of our common shares were issued and outstanding.

Preferred Shares

Our preferred shares are issuable from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by our Board.  Our preferred shares will be entitled to priority over our common shares with respect to the payment of dividends and distributions in the event of our dissolution, liquidation or winding-up. The holders of our preferred shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the Board. As at March 31, 2006, none of our preferred shares were issued and outstanding. We have no present intention to issue any preferred shares.

Shareholder Rights Plan

On February 2, 2006, we announced the adoption of our Shareholder Rights Plan (the “Rights Plan”) effective February 2, 2006 and expiring on February 2, 2016.  The Rights Plan is required to be confirmed at a meeting of our shareholders to be held no later than July 31, 2006 or it will expire.  Our Board does not intend to seek confirmation of the Rights Plan and, accordingly, it will lapse on July 31, 2006.

If a person or related group acquires 20% or more of our outstanding common shares, then the rights issued to shareholders under the Rights Plan would entitle their holders (other than the acquirer) under certain conditions to acquire our common shares at a 50% discount from the then prevailing market price.  The dilutive effects of the rights are not triggered by a permitted bid, which is defined in the Rights Plan as a bid for our common shares that meets certain requirements, including the requirement that a take-over bid circular be prepared in compliance with applicable securities laws and that the take-over bid remain open for 60 days.  If a bidder does not wish to make a permitted bid, our Board may still elect to redeem the rights or waive the application of our Rights Plan and allow the offer to proceed without dilution to the bidder.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the American Stock Exchange (“AMEX”) under the symbol “AOM”.  The following table summarizes the monthly high and low prices and trading volumes for trading on the TSX and AMEX  for each month of the most recently completed fiscal year:

TSX
Month	High	Low	Close	Volume
March/06	$ 8.23	$ 5.49	$ 7.76	4,185,063
February/06	7.72	6.15	7.20	3,740,348
January/06	6.85	4.80	6.29	3,509,114
December/05	4.78	3.00	4.77	1,414,256
November/05	4.35	3.91	3.98	1,042,324
September/05	4.80	4.08	4.14	555,411
August/05	5.10	4.35	4.60	494,770
October/05	4.25	3.75	4.00	458,404
July/05	4.75	3.55	4.43	2,538,460
June/05	3.95	3.50	3.65	1,347,035
May/05	4.08	3.75	3.80	1,216,741
April/05	4.35	3.75	4.00	1,248,915
AMEX
Month	High	Low	Close	Volume
March/06	U.S.$ 7.12	U.S.$ 5.50	U.S.$ 6.60	252,200
February/06	6.79	5.33	6.30	318,000
January/06	5.81	4.15	5.56	1,021,500
December/05	4.15	3.35	4.15	927,100
November/05(1)	3.70	3.36	3.50	2,151,600

(1) Our common shares commenced trading on AMEX on November 4, 2005.  Amounts are for the period November 4, 2005 to November 30, 2005.

Prior Sales

During the fiscal year ended March 31, 2006, we issued an aggregate of 737,962 common shares pursuant to the exercise of options granted under our Incentive Stock Option Plan at exercise prices between $1.75 and $4.24 per share, 36,950 common shares pursuant to our Employee Share Purchase Plan at prices of between $3.18 and $5.98 per share, and 8,625,000 common shares pursuant to a prospectus at a price of $4.00 per share.

DIRECTORS AND OFFICERS

Directors

Our Articles of Incorporation provide that our Board is to consist of a minimum of three directors and a maximum of eighteen directors.  At each annual meeting of our shareholders, our entire Board retires and directors are elected for the next term.  Each of our directors serves until the close of the next annual meeting of our shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our By-laws or with the provisions of the CBCA.  Not less than 25% of the members of our Board are required to be resident Canadians, in accordance with the CBCA.

The name, province or state, and country of residence, position with AnorMED and principal occupation within the last five preceeding years of each of our directors as of June 27, 2006 are as follows:

Name, Province or State, and Country of Residence	Position with AnorMED	Principal Occupation Last Five Years (1)
Kenneth H. Galbraith, C.A. (4) British Columbia, Canada	Chairman of the Board, Director and Acting Chief Executive Officer	President and Chief Executive Officer of Gigha Consulting Inc.

Felix J. Baker, Ph.D. (2,4) New York, United States	Director	Managing Partner of Baker Brothers Investments and a Managing Member of Baker Bros. Advisors, LLC

Paul A. Brennan British Columbia, Canada	Vice President, Business Development, Acting President and Director	Officer of AnorMED

Joseph P. Dougherty, Ph.D. (4,5) New York, United States	Director	Managing Director of Seaview Securities LLC

Henry J. Fuchs, M.D. (2,5) California, United States	Director	Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals Inc.

William L. Hunter, M.D.(2) British Columbia, Canada	Director	President and Chief Executive Officer of Angiotech Pharmaceuticals Inc.

Jacques R. Lapointe (2,3) Ontario, Canada	Director	Corporate Director

I. Berl Nadler (3) Ontario, Canada	Director	Partner of Davies, Ward Phillips & Vineberg LLP

Kelvin M. Neu, M.D. (5) New York, United States	Director	Associate of Baker Brothers Advisors, LLC

Klaus R. Veitinger, M.D., Ph.D.(3) Wisconsin, United States	Vice Chairman and Director	Chief Executive Officer of Schwarz Pharma Inc.

Notes:

(1)

Our directors have held their present principal occupations noted opposite their respective names through the five preceeding years except as noted below in their biographies.

(2)

Member of our Compensation Committee.

(3)

Member of our Audit and Risk Committee.

(4)

Member of our Corporate Governance and Nominating Committee.

(5)

Member of our Scientific Committee

Officers

The name, province or state, and country of residence, position with AnorMED and principal occupation within the last five preceeding years of each of our executive officers as of June 27, 2006 are as follows:

Name, Province or State, and Country of Residence	Position with AnorMED	Principal Occupation Last Five Years
Kenneth H. Galbraith, C.A. British Columbia, Canada	Chairman of the Board, Director and Acting Chief Executive Officer	President and Chief Executive Officer of Gigha Consulting Inc.

Paul A. Brennan British Columbia, Canada	Vice President, Business Development, Acting President and Director	Officer of AnorMED

W.J. (Bill) Adams, C.A. British Columbia, Canada	Vice President, Finance, Chief Financial Officer and Secretary	Officer of AnorMED

Gary J. Bridger, Ph.D. Washington, United States	Vice President, Research and Development, and Chief Scientific Officer	Officer of AnorMED

Gary B. Calandra, M.D., Ph.D. Pennsylvania, United States	Vice President, Clinical Development	Officer of AnorMED

Mark A. Levonyak, Washington, United States	Vice President, Marketing	Officer of AnorMED

Renato T. Skerlj, Ph.D. British Columbia, Canada	Vice President, Chemistry	Officer of AnorMED

Biographies

The following are brief biographies of our directors and executive officers.

Felix J. Baker, Ph.D, Director, has served as one of our directors since April 2004.  Dr. Baker is a co-founder and Managing Member of Baker Bros. Advisors, LLC. since 2000. Baker Bros. Advisors manages Baker Brothers Investments, a family of long-term investment funds, which are focused on publicly traded life sciences companies.  From 1994 to 2000, Dr. Baker co-founded and managed a biotechnology investing partnership with the Tisch Family.  Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University.  He is also a director of Trimeris, Inc., Neurogen Corporation, Conjuchem Inc. and Seattle Genetics, Inc.

Paul A. Brennan, Vice President, Business Development, Acting President and Director, has served as one of our directors since June 2006.  Mr. Brennan joined us in May 2002 and brings over 13 year’s global experience in the biotechnology and pharmaceutical industries.  Mr. Brennan was Director of Global Licensing at AstraZeneca, a pharmaceutical company where he was responsible for product licensing, technology evaluation and acquisitions. Prior to its merger with Zeneca, Mr. Brennan held the position of Director of International Regulatory Affairs at Astra Draco AB, a pharmaceutical company.  Mr. Brennan received a M.Sc. degree from Queen's University.

Joseph P. Dougherty, Ph.D., Director, has served as one of our directors since April 2006.  Dr. Dougherty is a co-founder and partner at Seaview Securities LLC, a specialty investment bank assisting life sciences companies with private placements, public offerings, mergers and acquisitions and strategic advice. From 2000 to 2003, Dr. Dougherty was a senior biotechnology research analyst at Lehman Brothers, and from 1997 to 2000 at UBS Warburg and predecessor firms.  From 1992 to 1997, Dr. Dougherty was a research scientist at Gilead Sciences, Inc. in medicinal chemistry and drug development. Dr. Dougherty received his Ph.D. in Bioorganic Chemistry from Columbia University and an A.B. in Chemistry from Harvard University.

Henry J. Fuchs, M.D., Director, has served as one of our directors since April 2006.  Dr. Fuchs is the Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals, Inc., a biotechnology company, since 2005. From 1996 to 2005, Dr. Fuchs held senior management positions at IntraBiotics Pharmaceutical, Inc., and was appointed its Chief Executive Officer from January 2003 to June 2005.  Prior to IntraBiotics, Dr. Fuchs was with Genentech, Inc. from 1987 to 1996 where he held senior clinical and regulatory roles. Dr. Fuchs holds an M.D. from George Washington University and a B.A. in biochemical sciences from Harvard College. Dr. Fuchs serves on the board of directors of IntraBiotics Pharmaceuticals, Inc.

Kenneth H. Galbraith, C.A., Chairman of the Board, Director and Acting Chief Executive Officer has served as our Chairman and one of our directors since April 2006 and Acting Chief Executive Officer since May 2006. Mr. Galbraith is President and Chief Executive Officer of Gigha Consulting Ltd., a consulting and investment management company. Previously, Mr. Galbraith spent more than 13 years in senior management with QLT Inc., a biopharmaceutical company, retiring in 2000 from his position as Executive Vice President and Chief Financial Officer. Mr. Galbraith has served on the board of directors of several public and private biotechnology companies in the United States and Canada including Angiotech Pharmaceuticals, Inc. and Cardiome Pharma, Inc.  Mr. Galbraith holds a B.Com (Honours) from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

William L. Hunter, M.D., Director, has served as one of our directors since April 2006.  Dr. Hunter is the President and Chief Executive Officer and a co-founder of Angiotech Pharmaceuticals, Inc., a medical device and biomaterial company, since 1998.  Dr. Hunter has been a director of a number of companies in fields related to medical science, and currently serves on the board of Neuromed Pharmaceuticals Inc. and Aspreva Pharmaceuticals Corporation. Dr. Hunter is a Director of the Michael Smith Foundation for Health Research, is an advisory board member for the Biotechnology MBA Program at the University of Western Ontario's Ivey School of Business and a member of the Government of British Columbia Premier's Technology Council. Dr. Hunter holds a MSc and MD from the University of British Columbia.

Jacques R. Lapointe, Director, has served as one of our directors since April 2006.  Mr. Lapointe was Chairman and Chief Executive Officer of ConjuChem Inc., a biotechnology company, from 2003 to 2005. Prior to that Mr. Lapointe was, for several years, President, Chief Operating Officer and a director of BioChem Pharma, Inc., a biotechnology firm sold to Shire PLC in 2001.  Prior to BioChem Pharma, Mr. Lapointe worked for 12 years with Glaxo Wellcome plc, a pharmaceutical company, and progressive senior management position within Glaxo’s global operations. Mr. Lapointe serves on the boards of directors of various private and public companies, including ConjuChem, Inc. Mr. Lapointe received a B.Com and an MBA (Finance) from Concordia University.

I. Berl Nadler, Director, has served as one of our directors since April 2006.  Mr. Nadler is a partner and member of the Management Committee of Davies, Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montreal and New York. Mr. Nadler has a wide-ranging corporate and commercial practice focusing on acquisitions, financings and restructurings and has advised many public companies. Mr. Nadler has a B.C.L. and an LL.B. from McGill University and an LL.M. from the Harvard Law School. Mr. Nadler has served on the boards of directors of Canron Inc. and Microcell Telecommunications Inc.

Kelvin M. Neu, M.D., Director, has served as one of our directors since April 2006.  Dr. Neu is an Associate of Baker Brothers Advisors, LLC. Dr. Neu trained as a physician-scientist prior to joining the Baker Brothers full time in 2004. Dr. Neu holds an M.D. from Harvard Medical School and the Harvard-MIT Division of Health Sciences and Technology, and spent three years in the Immunology Ph.D. program at Stanford University. Dr. Neu also holds an A.B. (summa cum laude) in Molecular Biology from Princeton University. He currently serves on the board of directors of diaDexus, Inc, a privately-held biotechnology company.

Klaus R. Veitinger, M.D., Ph.D., Director, has served as one of our directors since April 2006.  Dr. Veitinger is a member of the Executive Board of Schwarz Pharma AG, an international mid-size pharmaceutical company, and Chief Executive Officer of Schwarz Pharma’s United States and Asian business. Since joining Schwarz Pharma in

1990, Dr. Veitinger has held senior management positions in drug development, strategic planning, business development and mergers and acquisitions. A medical doctor by background, Dr. Veitinger trained as a surgeon in several European countries and the U.S. Dr. Veitinger has a Ph.D. in Pathophysiology from the University of Heidelberg and an MBA from INSEAD in France. Dr. Veitinger has served as a director of BoneCare International and Aryx Pharmaceuticals and is serving on the board of directors of PhRMA.

W.J. (Bill) Adams, C.A., Vice President, Finance, Chief Financial Officer, Secretary and Treasurer.  Mr. Adams has been with us since June 1997. Prior to joining us, Mr. Adams was Chief Financial Officer of a TSX listed technology company and, prior to that, he was an audit manager with KPMG. Mr. Adams holds a B.Com from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

Gary J. Bridger, Ph.D, Vice President, Research and Development, Chief Scientific Officer.  Dr. Bridger is one of our founders.  Prior to joining us, Dr. Bridger was a senior scientist in chemistry research for Johnson Matthey’s biomedical research group.  Dr. Bridger has a Ph.D. in Chemistry from the University of Manchester Institute of Science and Technology (U.K.) and did post-doctoral research at Boston College.

Gary B. Calandra, M.D., Ph.D., Vice President, Clinical Development. Dr. Calandra joined us in September 2000. From 1998 to 2000, he held various positions, including Vice President, Clinical Development, at Pasteur Merieux Connaught, a vaccine company, and from 1987 to 1997 was Senior Director, Clinical Research at the Merck Research Laboratories, a pharmaceutical company.  Dr. Calandra holds a M.D. and Ph.D. in Microbiology from the University of Oregon Medical School.

Mark A. Levonyak,, Vice President, Marketing.  Mark Levonyak joined us in September 2005.  From 2000 to 2005, Mr. Levonyak held progressive positions at Cell Therapeutics Inc., an oncology biopharmaceutical company.  While at Cell Therapeutics, Mr. Levonyak was Vice President, Oncology & Hematology Marketing from 2004 to 2005.  Prior to Cell Therapeutics, Mr. Levonyak worked in progressive commercial roles at SmithKline Beecham Pharmaceuticals, a pharmaceutical company, from 1985 to 2000, leading to the position of Oncology Commercial Director in 1986.  Mr. Levonyak has a BA in both Biology and Chemistry from the California State University System.

Renato T. Skerlj, Ph.D., Vice President, Chemistry.  Dr. Skerlj joined us in 1998.  From 1995 until 1998, Dr. Skerlj held the position of Senior Research Chemist at Merck & Co., Inc., a pharmaceutical company.  Prior to 1995, Dr. Skerlj was a senior scientist with Johnson Matthey's biomedical research group.  He received a Ph.D. in Chemistry from the University of British Columbia and did post-doctoral research at the University of Oxford (U.K.) and Ohio State University.

Our directors and executive officers as a group beneficially own, directly or indirectly, or exercise control direction over, an aggregate of 166,000 or 0.4% (1,406,000 or 3.2% on a fully diluted basis) of our issued and outstanding common shares as of June 23, 2006.  In addition, Dr. Felix Baker is a managing partner of Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., and Baker Biotech Fund II (Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III (Z), L.P. and 14159, L.P., New York, New York, which beneficially own, in the aggregate, 9,411,500 or 22.6% of our issued and outstanding common shares as of June 23, 2006.

RISK FACTORS

You should carefully consider, in addition to the information in this AIF, the risks described in our MD&A for the fiscal year ended March 31, 2006 under the heading “Risk Factors”, which is incorporated by reference herein.  If any of such risks materialize, our business, financial condition, results of operations and future prospects will likely be materially and adversely affected.  These risks are not the only ones that may exist.  Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, results of operations and future prospects.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

We are not aware of any material interest, direct or indirect, of (i) any person or company that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of our outstanding voting securities, (ii) any of our directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction within our three most recently completed fiscal years or during our current fiscal year that has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. The register of transfers for our common shares is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada and branch registers of transfer are located in Toronto at 11th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Canada.

AUDIT AND RISK COMMITTEE INFORMATION

Audit and Risk Committee Mandate

The mandate of our Audit and Risk Committee is attached as an appendix to this AIF.

Composition of the Audit and Risk Committee

Our Audit and Risk Committee is, as of June 27, 2006, composed of Jacques Lapointe (Chair), I. Berl Nadler and Klaus Veitinger.  Each of the members of our Audit and Risk Committee is “independent” and “financially literate” as such terms are defined in Multilateral Instrument 52-110 – Audit Committees.

Pre-Approval Policies and Procedures

Our Audit and Risk Committee has adopted specific procedures for the engagement of our auditor.  These procedures require our auditor to annually provide our Audit and Risk Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the fiscal year for pre-approval.  The Audit and Risk Committee are to review the services with the auditor and our management considering whether the provision of the service is compatible with maintaining the auditor’s independence.  Upon pre-approval of the services on the initial list, our management may engage the auditor for specific engagements that are within the definition of the pre-approved services.

Our Audit and Risk Committee has delegated approval authority to the Chair of our Audit and Risk Committee for requests for services not previously presented to the Audit and Risk Committee for pre-approval up to a limit of $10,000 per engagement.  Any services approved by the Chair are to be reported to the full Audit and Risk Committee at its next meeting.

A final detailed review of all public accounting services and fee amounts is to be performed by the Audit and Risk Committee prior to the audit opinion being issued at fiscal year end.  At that time, the auditor is to provide the Audit and Risk Committee with the annual independence letter and the form and content of fees disclosure for our proxy circular.

External Auditor Service Fees

The aggregate fees billed by KPMG LLP, our external auditor, by category, for the fiscal years ended March 31, 2006 and March 31, 2005 are as follows:

Fiscal Year Ended	2006	2005

Audit Fees:

Audit and reviews of the consolidated financial statements	$ 133,500	$ 82,600

Services rendered in connection with the Registration Statements filed on Form 40-F and with the Short-Form Prospectus
Documents	135,300	-

Audit-Related Fees:

Scoping assistance on internal controls over financial reporting	-	24,000

Review of documentation of internal controls over
financial reporting	30,000	16,300

Total Audit and Audit-related Fees	298,800	122,900

Tax Fees for assistance in completion and review of
Annual corporate tax returns and related matters	16,000	17,800

Other Fees	-	-

Total Fees	$ 314,800	$ 140,700

LEGAL PROCEEDINGS

We are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts that we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect, other than the following:

1.

the licensing agreement between us and Shire dated January 9, 2004, as amended as of March 22, 2004, relating to the licensing to Shire of FOSRENOL (referred to under “Our Business – Outlicensed Product Summary”); and

2.

the licensing agreement between us and Poniard dated April 2, 2004, for the development and commercialization of picoplatin  (referred to under “Our Business – Outlicensed Product Summary”).

INTERESTS OF EXPERTS

Our auditors, KPMG LLP, have prepared the audit report attached to the audited consolidated financial statements for our fiscal year ended March 31, 2006.  As of June 12, 2006, KPMG LLP was independent with respect of us within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and KPMG LLP were independent public accountants with respect to us within the meaning of the Securities Acts administered by the United States Securities and Exchange Commission and the Independence Standards Board.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, will be contained in our management proxy circular for our annual general meeting of shareholders to be held this year. Additional financial information is provided in our audited consolidated financial statements and our MD&A for our most recently completed financial year.  Additional information relating to us may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov under the company name “AnorMED Inc.”.

APPENDIX

Audit Committee Mandate

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The Audit Committee is a committee of, and reports to, the Board of Directors. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, and thereby assist the Board in monitoring:

(1)

the integrity of the financial statements of the Company;

(2)

compliance by the Company with legal and regulatory requirements related to financial reporting;

(3)

the performance, qualifications and independence of the Company's independent auditors; and

(4)

performance of the Company's internal controls and financial reporting process.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this Mandate, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Audit Committee has the authority to determine funding for independent legal counsel, auditors or other consultants or advisors to advise the Audit Committee, and to pay ordinary administrative expenses of the Committee necessary in carrying out its duties.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Audit Committee, who, as representatives of the Company's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management. The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

MEMBERSHIP

The membership of the Audit Committee will be as follows:

(1)

The Committee shall consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company's annual Management Proxy Circular.

(2)

The members’ terms of appointment will coincide with the terms of appointment of other board committees, and provide for continuity of membership, while at the same time allowing fresh perspectives to be added.

(3)

The Board will elect, by a majority vote, one member as chairperson.

(4)

The membership of the Audit Committee will meet all independence and financial literacy requirements of the Canadian provincial securities regulatory authorities, and the requirements of such other securities regulatory authorities, exchange or quotations system as may from time to time apply to the Company.

(5)

A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Audit Committee shall be as follows:

(1)

Frequency of Meetings

•

Meet quarterly or more often as may be deemed necessary or appropriate in its judgment, either in person or by telephone.

•

The Audit Committee will meet with the independent auditor without any member of management present at least quarterly, either in person or by telephone

(2)

Reporting Responsibilities

•

Provide to the Board of Directors proper Committee minutes.

•

Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

(3)

Mandate Evaluation

•

Annually review and reassess the adequacy of this Mandate and recommend any proposed changes to the Board of Directors for approval.

(4)

Whistleblower Mechanism and Code of Ethics

•

Adopt and review annually a procedure through which employees and others can confidentially and anonymously inform the Audit Committee regarding any concerns about the Company's accounting, internal accounting controls or auditing matters through the corporate ombudsman and a “whistleblower” hotline. The procedure shall include responding to and keeping of records of, any such complaints and the ombudsman will deal directly with the Chair of the Audit Committee on ‘financial’ complaints.

•

The committee will ensure that the Company has a published Code of Ethics that covers financial matters, and will monitor the application of that Code. The Corporate Governance Committee will also be responsible for ensuring the functioning of a confidential complaints process for employees.

(5)

Related Party Transaction

•

The Committee shall conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis, and the approval of the Audit Committee shall be required for all such transactions.

(6)

Legal Responsibilities

•

Directly responsible for overseeing the work of the independent auditor, including resolution of disagreement between management and the independent auditor regarding financial reporting. The independent auditor is required to report directly to the Committee.

•

Perform such functions as may be assigned by law, by the Company's articles and bylaws or similar documents, or by the Board of Directors

(7)

Independent Auditor

a)

Nominations

•

Recommend annually to the Board of Directors the independent auditor to be proposed for shareholder approval.

b)

Compensation and Evaluation

•

Approve the compensation of the independent auditor, evaluate the performance of the independent auditor and, if so determined by the Committee, recommend to the Board that the independent auditor be replaced.

c)

Engagement Procedures for Non-audit Services

•

Establish policies and procedures for the engagement of the independent auditor to provide non-audit services and, except as otherwise permitted by applicable securities law, pre-approve all such services.

•

Prohibit the engagement of the independent auditor for any activities not allowed by any of the Canadian provincial securities commissions, or any securities exchange on which the Company's shares are traded including, but not limited to, the following nine types of non-audit services:

i.

Bookkeeping or other services related to accounting records or financial statements of the Company;

ii.

Financial information systems design and implementation consulting services;

iii.

Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

iv.

Actuarial services;

v.

Internal audit outsourcing services;

vi.

Any management or human resources function;

vii.

Broker, dealer, investment advisor, or investment banking services;

viii.

Legal services;

ix.

Expert services related to the auditing service; and

x.

Any other service the Board of Directors determines is not permitted.

d)

Hiring Practices

•

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees and former independent auditor of the Company.

•

Require that no individual who is, or in the past 12 months has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company as a senior officer until at least 12 months after the end of either the affiliation or the auditing relationship.

e)

Independence Test

•

Take reasonable steps to confirm the independence of the independent auditor, which shall include:

i.

Requiring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company;

ii.

Monitor compliance by the outside auditor of the stipulations imposed by the relevant oversight bodies under which the lead or coordinating audit partner and the reviewing partner must rotate every five years by reviewing the auditor’s partner rotation succession plan annually;

iii.

Considering and discussing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

iv.

As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

f)

Restrictions

•

Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors' review and examination of the Company's accounts.

g)

Audit Committee Meetings

•

Notify the independent auditor of every Audit Committee meeting and permit the independent auditor to appear and speak at those meetings.

•

At the request of the independent auditor, convene a meeting of the Audit Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

•

Keep minutes of its meetings and report to the Board for approval of any actions taken or recommendations made.

OTHER PROFESSIONAL CONSULTING SERVICES

Engagement Review

•

As necessary, consider with management the rationale and selection criteria for engaging professional consulting services firms related to accounting, financial reporting and related matters.

•

Ultimate authority and responsibility to select, evaluate and approve professional consulting services engagements related to accounting, financial reporting and related matters.

AUDIT AND REVIEW PROCESS AND RESULTS

Scope

•

Consider annually, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

Review Process and Results

•

Review and discuss with management and the independent auditor at the completion of the annual examination and quarterly review, as applicable:

The Company's audited or non-audited financial statements and related notes;

i.

The Company's MD&A and news releases related to financial results;

ii.

The independent auditor's audit or review of the financial statements and its report thereon;

iii.

Any significant changes required in the independent auditor's audit plan;

iv.

The appropriateness of the presentation of any non-GAAP related financial information;

v.

Any serious difficulties or disputes with management encountered during the course of the audit or review; and

vi.

Other matters related to the conduct of the audit or review, which are to be communicated to the Audit Committee under generally accepted auditing standards.

•

Review the management letter delivered by the independent auditor in connection with the audit.

•

Following such review and discussion, if so determined by the Committee, recommend to the Board that the annual financial statements be included in the Company's annual report.

•

Review, discuss with management and approve annual and interim quarterly financial statements prior to public disclosure.

•

Review and discuss with management and the independent auditor the adequacy of the Company's internal accounting and financial controls that management and the Board of Directors have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

•

Meet separately with the independent auditor and management, as necessary or appropriate, to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately with the Audit Committee including any difficulties or disputes between the independent auditor and management.

•

Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals as well as any accruals, provisions or estimates that may have a significant impact on the Company's financial reports, and any other sensitive matters such as disclosure of related party transactions.

•

Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

•

Review with management and the independent auditor any legal matters, tax assessments, correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies and the manner in which these matters have been disclosed in public filings if applicable.

•

Review with management and the independent auditor management’s process for identifying, communicating and correcting misstatements, understanding management’s tolerance for unadjusted misstatements, and assess the effect of corrected and uncorrected misstatements, if any, on the Company's financial statements.

•

Receive and review the CEO and CFO certifications of quarterly and annual reports required by the Canadian provincial securities regulatory authorities and the requirements of such other securities regulatory authorities, exchange or quotations system as may from time to time apply to the Company.

SECURITIES REGULATORY FILINGS

•

Review filings with the Canadian provincial securities regulatory authorities and other published documents containing the Company's financial statements.

•

Review, with management and the independent auditor, prior to filing with regulatory bodies, the interim quarterly financial reports (including related notes and MD&A) at the completion of any review engagement or other examination.

•

Review the procedures in place for the review of public disclosure of financial information extracted or derived from the financial statements and periodically assess the adequacy of those procedures.

RISK ASSESSMENT

•

Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

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Assess risk areas and policies to manage risk including, without limitation, environmental, health and safety risk, contracts and general liability exposure, risk of fraud, information, communications and data security, site security, insurance coverage and other areas as determined by the Board of Directors from time to time.

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Review and discuss with management, and approve changes to, the Company's Corporate Treasury Policy and foreign exchange exposure.